Exhibit 99.1

GDS Reports

First Quarter 2018 Results

GDS Reports First Quarter 2018 Results

Shanghai, China, May 10, 2018 — GDS Holdings Limited (“GDS Holdings,” “GDS” or the “Company”) (NASDAQ: GDS), a leading developer and operator of high-performance data centers in China, today announced its unaudited financial results for the quarter ended March 31, 2018.

First Quarter 2018 Financial Highlights

•                  Net revenue increased by 83.7% year-over-year (“Y-o-Y”) to RMB562.2 million (US$89.6 million) in the first quarter of 2018 (1Q2017: RMB306.0 million, excluding the one-time termination fee of RMB44.1 million).

•                  Service revenue increased by 84.1% Y-o-Y to RMB551.5 million (US$87.9 million) in the first quarter of 2018 (1Q2017: RMB299.6 million, excluding the one-time termination fee of RMB44.1 million).

•                  Net loss was RMB85.9 million (US$13.7 million) in the first quarter of 2018, compared with a net loss of RMB44.3 million in the first quarter of 2017.

•                  Adjusted EBITDA (non-GAAP) increased by 127.0% Y-o-Y to RMB181.3 million (US$28.9 million) in the first quarter of 2018 (1Q2017: RMB79.9 million, excluding the one-time termination fee of RMB44.1 million). See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

•                  Adjusted EBITDA margin (non-GAAP) increased to 32.2% in the first quarter of 2018 (1Q2017: 26.1%, excluding the one-time termination fee of RMB44.1 million).

Operating Highlights

•                      Total area committed increased by 79.8% Y-o-Y to 122,819 sqm as of March 31, 2018 (March 31, 2017: 68,313 sqm).

•                      Area utilized (or revenue-generating space) increased by 76.5% Y-o-Y to 66,905 sqm as of March 31, 2018 (March 31, 2017: 37,898 sqm).

•                      Area in service increased by 69.4% Y-o-Y to 103,475 sqm as of March 31, 2018 (March 31, 2017: 61,092 sqm).

•                      Commitment rate for area in service was 93.8% as of March 31, 2018 (March 31, 2017: 90.0%) and utilization rate was 64.7% as of March 31, 2018 (March 31, 2017: 62.0%).

•                      Area under construction was 40,357 sqm as of March 31, 2018 (March 31, 2017: 35,055 sqm).

•                      Pre-commitment rate for area under construction was 63.8% as of March 31, 2018 (March 31, 2017: 37.9%).

“We delivered robust financial results in the first quarter of 2018 backed up by continued strong sales momentum,” said Mr. William Huang, Chairman and Chief Executive Officer. “In the first quarter of 2018, we added over 20,000 sqm (net) to our total area committed, which is almost 50% of what we did for the full year of 2017. The key to maintaining our sales growth momentum is resource supply and ensuring we have the capacity to fulfill not only the needs of our large internet and cloud customers, but also those of our growing number of financial service institution and enterprise customers. We have made significant progress in building up our development pipeline. During the second quarter of 2018, we have initiated two new projects in Beijing, where supply is very tight, and a further project in Shanghai. In addition, our recently announced GZ3 acquisition will double our capacity in the Guangzhou market when fully-developed. We are very confident of our ability to sustain our outstanding sales performance, maintain resource supply to our customers, and create long-term value for our shareholders.”

“We achieved double-digit quarter-on-quarter growth rates for both revenue and adjusted EBITDA during the traditionally slow first quarter of the year,” said Mr. Dan Newman, Chief Financial Officer of GDS Holdings. “We continued to realize operating leverage by expanding our adjusted EBITDA margin. In January, we successfully completed the follow-on offering, and raised approximately US$200 million of net proceeds to support our fast-growing business plan. We will keep delivering during the course of the year and are fully on track to achieve our targets.”

First Quarter 2018 Financial Results

Net revenue in the first quarter of 2018 was RMB562.2 million (US$89.6 million), a 60.6% increase over the first quarter of 2017 and an 11.2% increase over the fourth quarter of 2017. Excluding the one-time termination fee of RMB44.1 million booked in the first quarter of 2017, net revenue increased by 83.7% Y-o-Y. Service revenue in the first quarter of 2018 was RMB551.5 million (US$87.9 million), a 60.5% increase over the first quarter of 2017 and an 11.7% increase over the fourth quarter of 2017. Excluding the one-time termination fee of RMB44.1 million booked in the first quarter of 2017, service revenue increased by 84.1% Y-o-Y. The sequential increase in net revenue and service revenue was mainly due to the full quarter revenue contribution from additional area utilized in the previous quarter and the contribution from 5,192 sqm of net additional area utilized in the first quarter of 2018. Revenue from IT equipment sales was RMB10.8 million (US$1.7 million), compared with RMB6.4 million in the first quarter of 2017 and RMB11.8 million in the fourth quarter of 2017.

Cost of revenue in the first quarter of 2018 was RMB439.3 million (US$70.0 million), an 80.2% increase over the first quarter of 2017 and a 13.4% increase over the fourth quarter of 2017. The increase over the previous quarter was mainly due to an increase in utility costs as a result of higher area utilized by customers, an increase in depreciation and amortization costs and other related costs such as personnel and maintenance as a result of the completion of Beijing 3 (“BJ3”), Shenzhen 4 (“SZ4”) Phase 1 and Shanghai 4 (“SH4”) data centers in the previous quarter, as well as the completion of Shanghai 5 (“SH5”) Phase 1 data center in the first quarter of 2018.

Gross profit was RMB122.9 million (US$19.6 million) in the first quarter of 2018, a 15.7% increase over the first quarter of 2017 and a 4.0% increase over the fourth quarter of 2017. Excluding the one-time termination fee of RMB44.1 million booked in the first quarter of 2017, gross profit increased by 97.8% Y-o-Y. Gross profit margin was 21.9% in the first quarter of 2018, compared with 20.3% (excluding the one-time termination fee of RMB44.1 million) in the first quarter of 2017 and 23.4% in the fourth quarter of 2017. The decrease in gross profit margin over the previous quarter was primarily due to increased depreciation and amortization costs and other related costs as a result of new data centers coming into service in the previous quarter and in the first quarter of 2018.

Adjusted Net Operating Income (“Adjusted NOI”) (non-GAAP) is defined as gross profit excluding depreciation and amortization, accretion expenses for asset retirement costs and share-based compensation expenses allocated to cost of revenue. Adjusted NOI was RMB252.0 million (US$40.2 million) in the first quarter of 2018, a 40.5% increase over the first quarter of 2017 of RMB179.4 million and a 10.9% increase over the fourth quarter of 2017 of RMB227.2 million. Excluding the one-time termination fee of RMB44.1 million booked in the first quarter of 2017, Adjusted NOI (non-GAAP) increased by 86.2% Y-o-Y.

Adjusted NOI margin (non-GAAP) was 44.8% in the first quarter of 2018, compared with 44.2% (excluding the one-time termination fee of RMB44.1 million) in the first quarter of 2017, and 44.9% in the fourth quarter of 2017. The minor decrease from the previous quarter was mainly due to fixed costs of new data centers coming into service in the previous quarter and in the first quarter of 2018 which are at an early stage of ramping-up.

Selling and marketing expenses, excluding share-based compensation expenses of RMB5.0 million (US$0.8 million), were RMB21.8 million (US$3.5 million) in the first quarter of 2018, a 29.1% increase over the first quarter of 2017 of RMB16.9 million (excluding share-based compensation of RMB4.4 million) and a 29.2% increase from the fourth quarter of 2017 of RMB16.9 million (excluding share-based compensation of RMB5.6 million). The increase over the previous quarter was primarily due to higher personnel expenses as a result of sales bonus booked in the quarter.

General and administrative expenses, excluding share-based compensation expenses of RMB7.5 million (US$1.2 million), were RM55.4 million (US$8.8 million) in the first quarter of 2018, a 33.7% increase from the first quarter of 2017 of RMB41.5 million (excluding share-based compensation of RMB7.3 million), and a 5.1% decrease over the fourth quarter of 2017 of RMB58.4 million (excluding share-based compensation of RMB10.0 million). The decrease from the previous quarter was primarily due to less activities during the Chinese New Year leading to a decrease in office and travelling expenses.

Research and development expenses were RMB2.7 million (US$0.4 million) in the first quarter of 2018, compared with RMB1.5 million in the first quarter 2017 and RMB2.5 million in the fourth quarter of 2017.

Net interest expenses for the first quarter of 2018 were RMB115.1 million (US$18.3 million), a 46.4% increase over the first quarter of 2017 of RMB78.6 million and a 15.6% decrease over the fourth quarter of 2017 of RMB136.3 million. The decrease over the previous quarter was mainly due to interest expenses ceasing on convertible bonds which were fully converted in the previous quarter, and a one-time debt issuance cost write-off related to refinancing facilities booked in the previous quarter, partially offset by higher interest expenses paid on a higher total debt balance in the first quarter of 2018.

Foreign currency exchange loss for the first quarter of 2018 was RMB3.2 million (US$0.5 million), compared with a loss of RMB2.6 million in the first quarter of 2017 and a loss of RMB6.8 million in the fourth quarter of 2017.

Net loss in the first quarter of 2018 was RMB85.9 million (US$13.7 million), compared with a net loss of RMB44.3 million in the first quarter of 2017 and a net loss of RMB116.5 million in the fourth quarter of 2017.

Adjusted EBITDA (non-GAAP) is defined as net loss excluding net interest expenses, income tax benefits, depreciation and amortization, accretion expenses for asset retirement costs and share-based compensation expenses. Adjusted EBITDA was RMB181.3 million (US$28.9 million) in the first quarter of 2018, a 46.3% increase over the first quarter of 2017 of RMB123.9 million and an 17.0% increase over the fourth quarter of 2017 of RMB154.9 million. Excluding the termination fee of RMB44.1 million booked in the first quarter of 2017, Adjusted EBITDA (non-GAAP) increased by 127.0% Y-o-Y.

Adjusted EBITDA margin (non-GAAP) was 32.2% in the first quarter of 2018, compared with 26.1% (excluding the one-time termination fee of RMB44.1 million) in the first quarter of 2017 and 30.6% in the fourth quarter of 2017. The increase over the previous quarter was due to the operating leverage realized on corporate overhead costs.

Basic and diluted loss per ordinary share in the first quarter of 2018 was RMB0.09 (US$0.01), compared with RMB0.06 in the first quarter of 2017 and RMB0.14 in the fourth quarter of 2017.

Basic and diluted loss per American Depositary Share (“ADS”) in the first quarter of 2018 was RMB0.71 (US$0.11), compared with RMB0.47 in the first quarter of 2017 and RMB1.09 in the fourth quarter of 2017. Each ADS represents eight Class A ordinary shares.

Sales

Total area committed by customers at the end of the first quarter of 2018 was 122,819 sqm, compared with 68,313 sqm at the end of the first quarter of 2017 and 102,528 sqm at the end of the fourth quarter of 2017, an increase of 79.8% Y-o-Y and 19.8% Q-o-Q. In the first quarter of 2018, net additional area committed was 20,291 sqm, including contributions from significant pre-commitments by one of our largest customers for two new build-to-suit data centers. The sales increase was driven by rapid cloud adoption and data growth in China leading to higher demand from cloud and large internet players, as well as significant new commitments from large enterprise and financial service institution customers.

Data Center Resources

Area in service at the end of the first quarter of 2018 was 103,475 sqm, compared with 61,092 sqm at the end of the first quarter of 2017 and 101,258 sqm at the end of the fourth quarter of 2017, an increase of 69.4% Y-o-Y and 2.2% Q-o-Q. During the first quarter of 2018, the Company completed the construction of the SH5 Phase 1 data center.

Area under construction at the end of the first quarter of 2018 was 40,357 sqm, compared with 35,055 sqm at the end of the first quarter of 2017 and 24,505 sqm at the end of the fourth quarter of 2017. In the first quarter of 2018, as disclosed previously, the Company started construction of the Shanghai 8 (“SH8”), Hebei 2 (“HB2”) and Hebei 3 (“HB3”) data centers, and upsized Shenzhen 5 (“SZ5”) Phase 2 from 5,000 sqm to 7,858 sqm due to higher power capacity secured.

Commitment rate of area in service was 93.8% at the end of the first quarter of 2018, compared with 90.0% at the end of the first quarter of 2017 and 91.8% at the end of fourth quarter 2017. Pre-commitment rate of area under construction was 63.8% at the end of the first quarter of 2018, compared with 37.9% at the end of the first quarter of 2017 and 39.0% at the end of the fourth quarter of 2017. The significantly higher pre-commitment rate reflected the strong sales momentum and higher visibility of future requirements by the hyper-scale customers.

Area utilized at the end of the first quarter of 2018 was 66,905 sqm, compared with 37,898 sqm at the end of the first quarter of 2017 and 61,713 sqm at the end of the fourth quarter of 2017, an increase of 76.5% Y-o-Y and 8.4% Q-o-Q.

Utilization rate of area in service was 64.7% at the end of the first quarter of 2018, compared with 62.0% at the end of the first quarter of 2017 and 60.9% at the end of the fourth quarter of 2017.

Liquidity

As of March 31, 2018, cash was RMB2,978.6 million (US$474.9 million). Total short-term debt was RMB1,026.2 million (US$163.6 million), comprised of short-term borrowings and current portion of long-term borrowings of RMB905.5 million (US$144.4 million), and the current portion of capital lease and other financing obligations of RMB120.7 million (US$19.2 million). Total long-term debt was RMB6,580.0 million (US$1,049.0 million), comprised of long-term borrowings (excluding current portion) of RMB4,244.9 million (US$676.7 million), and the non-current portion of capital lease and other financing obligations of RMB2,335.1 million (US$372.3 million). During the first quarter of 2018, the Company obtained new debt financing facilities of RMB 500.0 million (US$79.7 million).

Recent Developments

Data Center Acquisition in Guangzhou

On April 18, 2018, the Company announced the acquisition of a data center project in Guangzhou (“GZ3”). GZ3 is a new purpose-built data center with potential for around 13,000 sqm of total IT area. It is being developed in three phases, the first of which, comprising approximately 6,600 sqm, has just entered service and is 100% committed by one of the Company’s largest cloud and internet customers. GZ3 is strategically located in the same vicinity as the existing GZ1 and GZ2 data centers, creating a data center cluster all anchored by major cloud and internet customers. The acquisition has closed during the second quarter of 2018.

New Data Centers Under Construction

The Company recently initiated the construction of two new projects in the Beijing market, Beijing 4 (“BJ4”) and Beijing 5 (“BJ5”) Phase 1, and one new project in the Shanghai market, Shanghai 9 (“SH9”). BJ4 is a converted data center located in Changping district, about 30 kilometers from the center of Beijing. BJ4 has a total IT area of approximately 4,500 sqm and is designed for FSI and enterprise customers. BJ5 is a converted data center located in Shunyi district, about 45 kilometers from the center of Beijing and a rapidly growing data center hub. BJ5 will be developed in two phases with Phase 1 comprising an IT area of approximately 5,000 sqm currently under construction. SH9 is a converted data center located in Waigaoqiao district, close to the Company’s existing Shanghai data centers. It will provide approximately 3,800 sqm of IT area and is currently under construction. Customer commitments are expected shortly. These projects will come into service during 2019.

Conference Call

Management will hold a conference call at 8:00 a.m. Eastern Time on Thursday, May 10, 2018 (8:00 p.m. Beijing Time on May 10, 2018) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

United States:	1-845-675-0437
International:	+65-6713-5090
Hong Kong:	+852-3018-6771
China:	400-620-8038
Conference ID:	7399323

A telephone replay will be available approximately two hours after the call until May 18, 2018 by dialing:

United States:	1-646-254-3697
International:	+61-2-8199-0299
Hong Kong:	+852-3051-2780
China:	400-632-2162
Replay Access Code:	7399323

A live and archived webcast of the conference call will be available on the Company’s investor relation website at investors.gds-services.com.

Non-GAAP Disclosure

Our management and board of directors use adjusted NOI, adjust NOI margin, adjusted EBITDA and adjusted EBITDA margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. In particular, we believe that the exclusion of the expenses eliminated in calculating adjusted NOI and adjusted EBITDA can provide a useful measure of our core operating performance.

We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net income (loss), cash flows used in operating activities or other consolidated statements of operations and cash flow data prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures instead of their nearest GAAP equivalent. First, adjusted EBITDA, adjusted EBITDA margin, adjusted NOI, and adjusted NOI margin are not substitutes for gross profit, net income (loss), cash flows used in operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Second, other companies may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of these non-GAAP financial measures as tools for comparison. Finally, these non-GAAP financial measures do not reflect the impact of net interest expenses, incomes tax benefits, depreciation and amortization, accretion expenses for asset retirement costs, and share-based compensation expenses, each of which have been and may continue to be incurred in our business.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.2726 to US$1.00, the noon buying rate in effect on March 30, 2018 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About GDS Holdings Limited

GDS Holdings Limited (Nasdaq: GDS) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud neutral, which enables customers to connect to all major PRC telecommunications carriers, and to access a number of the largest PRC cloud service providers, whom GDS hosts in its facilities. The Company offers colocation and managed services, including direct private connection to major cloud platforms. The Company has a 17-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s base of customers consists predominantly of hyper-scale cloud service providers, large internet companies, financial institutions, telecommunications and IT service providers, and large domestic private sector and multinational corporations.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the continued adoption of cloud computing and cloud service providers in China; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations; competition in GDS Holdings’ industry in China; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the GDS Holdings’ filings with the SEC, including its registration statement on Form F-1, as amended. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2033-0295

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 5730-6200

Email: GDS@tpg-ir.com

Alan Wang

Phone: +1 (212) 481-2050 ext. 401

Email: GDS@tpg-ir.com

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2017	As of March 31, 2018
	RMB	RMB	US$

Assets
Current assets
Cash	1,873,446	2,978,627	474,863
Accounts receivable, net of allowance for doubtful accounts	364,654	469,173	74,797
Value-added-tax (“VAT”) recoverable	112,067	118,106	18,829
Prepaid expenses and other current assets	103,861	144,357	23,014
Total current assets	2,454,028	3,710,263	591,503

Property and equipment, net	8,165,601	8,817,797	1,405,764
Goodwill and intangible assets, net	1,919,221	1,909,801	304,467
Other non-current assets	605,717	697,266	111,160
Total assets	13,144,567	15,135,127	2,412,894
Liabilities and Shareholders’ Equity

Current liabilities
Short-term borrowings and current portion of long-term borrowings	790,484	905,495	144,357
Accounts payable	1,110,411	984,906	157,017
Accrued expenses and other payables	424,233	434,660	69,295
Capital lease and other financing obligations, current	97,943	120,718	19,245
Total current liabilities	2,423,071	2,445,779	389,914

Long-term borrowings, excluding current portion	3,459,765	4,244,884	676,734
Capital lease and other financing obligations, non-current	2,303,044	2,335,141	372,276
Other long-term liabilities	483,175	457,616	72,955
Total liabilities	8,669,055	9,483,420	1,511,879

Shareholders’ equity
Ordinary shares	320	341	54
Additional paid-in capital	5,861,445	7,163,225	1,141,987
Accumulated other comprehensive loss	(200,688)	(241,094)	(38,436)
Accumulated deficit	(1,185,565)	(1,270,765)	(202,590)
Total shareholders’ equity	4,475,512	5,651,707	901,015

Total liabilities and shareholders’ equity	13,144,567	15,135,127	2,412,894

Note:

1)             The Company adopted Accounting Standards Codification (“ASC”) 606 Revenue from Contracts with Customers on January 1, 2018 using the cumulative effect method and made an adjustment to decrease the opening balance of accumulated deficit at January 1, 2018 by RMB0.7 million. Therefore, the comparative information was not adjusted.

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

	Three months ended
	March 31, 2017	December 31, 2017	March 31, 2018
	RMB	RMB	RMB	US$

Net revenue
Service revenue	343,665	493,663	551,473	87,918
Equipment sales	6,378	11,813	10,752	1,714
Total net revenue	350,043	505,476	562,225	89,632
Cost of revenue	(243,845)	(387,287)	(439,308)	(70,036)
Gross profit	106,198	118,189	122,917	19,596

Operating expenses
Selling and marketing expenses	(21,256)	(22,500)	(26,849)	(4,280)
General and administrative expenses	(48,768)	(68,391)	(62,936)	(10,033)
Research and development expenses	(1,458)	(2,541)	(2,672)	(426)
Income from operations	34,716	24,757	30,460	4,857
Other income (expenses):
Net interest expenses	(78,608)	(136,307)	(115,054)	(18,342)
Foreign currency exchange gain (loss), net	(2,606)	(6,826)	(3,219)	(513)
Others, net	826	795	609	97
Loss before income taxes	(45,672)	(117,581)	(87,204)	(13,901)
Income tax benefits	1,367	1,038	1,278	204
Net loss	(44,305)	(116,543)	(85,926)	(13,697)

Net loss attributable to ordinary shareholders	(44,305)	(116,543)	(85,926)	(13,697)

Loss per ordinary share
Basic and diluted	(0.06)	(0.14)	(0.09)	(0.01)

Weighted average number of ordinary share outstanding
Basic and diluted	760,009,043	855,104,727	969,747,050	969,747,050

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	March 31, 2017	December 31, 2017	March 31, 2018
	RMB	RMB	RMB	US$

Net loss	(44,305)	(116,543)	(85,926)	(13,697)
Foreign currency translation adjustments, net of nil tax	(6,274)	(10,325)	(40,406)	(6,442)
Comprehensive loss	(50,579)	(126,868)	(126,332)	(20,139)

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	March 31, 2017	December 31, 2017	March 31, 2018
	RMB	RMB	RMB	US$
	Adjusted	Adjusted
Net loss	(44,305)	(116,543)	(85,926)	(13,697)
Depreciation and amortization	77,324	117,392	137,488	21,919
Amortization of debt issuance cost and debt discount	4,530	30,675	7,928	1,264
Share-based compensation expense	13,506	18,449	15,633	2,492
Others	(4,131)	(184)	(2,777)	(443)
Changes in operating assets and liabilities	(70,615)	(78,412)	(215,775)	(34,399)
Net cash used in operating activities	(23,691)	(28,623)	(143,429)	(22,864)

Purchase of property and equipment	(379,970)	(584,694)	(762,972)	(121,636)
Payments related to acquisitions	—	(194,571)	(43,807)	(6,984)
Net cash used in investing activities	(379,970)	(779,265)	(806,779)	(128,620)

Net proceeds from financing activities	146,352	1,550,620	2,113,003	336,863
Net cash provided by financing activities	146,352	1,550,620	2,113,003	336,863
Effect of exchange rate changes on cash and restricted cash	(11,929)	(22,366)	(57,636)	(9,191)

Net increase (decrease) of cash and restricted cash	(269,238)	720,366	1,105,159	176,188
Cash and restricted cash at the beginning of period	1,838,992	1,227,234	1,947,600	310,493
Cash and restricted cash at end of period	1,569,754	1,947,600	3,052,759	486,681

Notes:

1)             The Company adopted Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash on January 1, 2018 and retrospectively adjusted the unaudited condensed consolidated statements of cash flows for the three months ended March 31, 2017 and December 31, 2017 by excluding the movement of restricted cash of RMB14.8 million and RMB21.0 million, respectively.

2)             The Company adopted ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments on January 1, 2018. As a result, the unaudited condensed consolidated statement of cash flows for the three months ended December 31, 2017 was retrospectively adjusted by reclassifying the payments of contingent considerations for acquisition of subsidiaries amounted to RMB27.1 million from investing activities to operating activities (RMB3.0 million) and financing activities (RMB24.1 million), respectively. The adoption of ASU 2016-15 does not have impact to the unaudited consolidated statement of cash flows for the three months ended March 31, 2017.

GDS HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for percentage data)

	Three months ended
	March 31, 2017	December 31, 2017	March 31, 2018
	RMB	RMB	RMB	US$

Gross profit	106,198	118,189	122,917	19,596
Depreciation and amortization	71,288	106,095	125,888	20,069
Accretion expenses for asset retirement costs	153	324	309	49
Share-based compensation expenses	1,730	2,576	2,893	461
Adjusted NOI	179,369	227,184	252,007	40,175
Adjusted NOI margin	51.2%	44.9%	44.8%	44.8%

	Three months ended
	March 31, 2017	December 31, 2017	March 31, 2018
	RMB	RMB	RMB	US$

Net loss	(44,305)	(116,543)	(85,926)	(13,697)
Net interest expenses	78,608	136,307	115,054	18,342
Income tax benefits	(1,367)	(1,038)	(1,278)	(204)
Depreciation and amortization	77,324	117,392	137,488	21,919
Accretion expenses for asset retirement costs	153	324	309	49
Share-based compensation expenses	13,506	18,449	15,633	2,492
Adjusted EBITDA	123,919	154,891	181,280	28,901
Adjusted EBITDA margin	35.4%	30.6%	32.2%	32.2%